Exhibit 99.1

June 13, 2014

Luxfer Group enters into agreement to acquire two U.S. businesses

SALFORD, England—(BUSINESS WIRE)—Luxfer Holdings PLC (“Luxfer” Group) (NYSE:LXFR), a global materials technology company, announced today that it has entered into an agreement to acquire the assets and business of Truetech, Inc. and of Innotech Products, Ltd., private companies operating under similar ownership, for an estimated $64 million, representing a multiple of approximately eight times the expected EBITDA for 2014.

Closing is subject to required regulatory approvals, including those covering key suppliers to the U.S. military. These approvals are expected to take up to two months. Other Luxfer subsidiaries are already approved suppliers to the U.S. military for other products.

Truetech and Innotech produce magnesium-based heating pads for self-heating meals used by the U.S. military and emergency relief agencies; an extensive line of self-heating meals, beverages and soups used by military and civilian end-users; chemical agent detection and decontamination kits; and seawater desalinization kits.

Luxfer will combine the businesses of Truetech and Innotech within Luxfer Magtech Inc. (LMI), a new wholly owned subsidiary of Luxfer Group. LMI will operate as part of Luxfer Group’s Elektron Division.

Truetech operates a manufacturing and warehousing facility on a company-owned site in Riverhead, New York, and Innotech operates a leased product manufacturing, assembly and distribution facility in Cincinnati, Ohio.

The Truetech® Flameless Ration Heater (FRH) is used by U.S. armed forces to heat Meals, Ready-to-Eat (MREs) for troops in the field. Millions of FRHs are supplied annually under a long-term contract to manufacturers of ready-to-eat military meals. Nearly two billion Truetech ® heaters have been supplied to date across all markets.

Truetech FRH technology uses no flame or electricity to generate heat. When water reacts with the magnesium-iron heater pad, the FRH releases enough energy to heat a pre-cooked meal in about 10 minutes. Spent heaters are non-toxic and biodegradable.

Truetech and Innotech also offer food and beverage products for civilian markets. These include four lines of self-heating HeaterMeals® that contain nutritional entrees, snacks, desserts and juices. The companies also market Café2Go® Self-Heating Beverage kits for making hot coffee, tea, cocoa and soups, including brand-name varieties from Nestle® and Unilever®.

Because all of these products require no refrigeration and have useful shelf lives,

they are used for outdoor activities, emergency preparedness and disaster relief. End-users include the U.S. Department of Homeland Security; the Federal Emergency Management Agency (FEMA); first responders at federal, state and local levels; non-governmental disaster-relief agencies, including the Red Cross; campers, hikers, hunters, climbers and other outdoor enthusiasts; and workers at remote construction sites. Government Food Service magazine has named HeaterMeals (Innotech) in its list of top U.S. Government food suppliers.

Truetech also designs and produces a line of chemical detection and decontamination products. Originally designed for military use, the latest generation of these products is now also used by civilian agencies to detect and identify chemical agents and to clean up contamination. End-users include military personnel, firefighters, law enforcement agencies, emergency medical services, hospitals, hazardous material teams, disaster-relief teams, emergency services teams and other first responders. Truetech also supplies training kits to the U.S. military and emergency preparedness agencies to teach personnel how to detect and identify chemical agents and toxins after an incident or attack.

As part of its “survival” product line, Truetech also markets a handheld seawater desalinization kit that uses a chemical reaction and filtering process to transform as many as eight pints of seawater into drinkable water.

Luxfer CEO Brian Purves said: “This acquisition is firmly in our target market of ‘Protection’ technologies, and is uniquely synergistic to both arms of our Elektron Division. Our expertise in the design of magnesium alloys should be beneficial to developing the next generation of flameless heaters, and the adsorbent properties of our MELsorb® zirconium chemicals are thought ideal to progressively improve the active component of decontamination products. I am delighted that the management team of Truetech and Innotech, with their long experience in these products and markets, has agreed to join the board of Luxfer Magtech Inc. to help us develop the business further over the next few years.”

Joel Hockett, President and CEO of Truetech and Director of Innotech, said: “It was time for these businesses to become part of a global enterprise, and I look forward to seeing them develop within Luxfer Group.”

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. Examples of such forward-looking statements include, but are not limited to:

(i)	statements regarding Luxfer Group’s results of operations and financial condition,
(ii)	statements of plans, objectives or goals of Luxfer Group or its management, including those related to financing, products or services,
(iii)	statements of future economic performance and

(iv)	statements of assumptions underlying such statements. Words such as “believes”, “anticipates”, “expects”, “intends”, “forecasts” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that the predictions, forecasts, projections and other forward-looking statements will not be achieved. Luxfer Group cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: (i) future revenues being lower than expected; (ii) increasing competitive pressures in the industry; (iii) general economic conditions or conditions affecting demand for the services offered by us in the markets in which we operate, both domestically and internationally, being less favorable than expected; (iv) the amount of indebtedness we have incurred and may incur and the obligations to service such indebtedness and to comply with the covenants contained therein; (v) fluctuations in the price of raw materials and utilities; (vi) currency fluctuations and hedging risks; and (vii) worldwide economic and business conditions and conditions in the industries in which we operate.

Luxfer Group cautions that the foregoing list of important factors is not exhaustive. These factors are more fully discussed in the sections “Forward-Looking Statements” and “Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2013 filed on March 31, 2014 with the U.S. Securities and Exchange Commission. When relying on forward-looking statements to make decisions with respect to Luxfer Group, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and Luxfer Group does not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

About Luxfer Group

Luxfer is a global materials technology company specializing in the design and manufacture of high-performance materials, components and gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

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